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Exhibit (a)(1)(B)

ISLE OF CAPRI CASINOS, INC.

LETTER OF TRANSMITTAL
PURSUANT TO THE
OFFER TO EXCHANGE DATED SEPTEMBER 5, 2008

        Please read this Letter of Transmittal carefully. To properly elect to exchange your eligible options, we must receive your signed and dated Letter of Transmittal before midnight, Central Time, on the expiration date, which is currently October 2, 2008, unless the offer is extended.

        You are not required to return this Letter of Transmittal if you are electing not to participate in this offer to exchange (the "Offer"). If you do not submit this Letter of Transmittal by the deadline, it will be interpreted as your election not to participate in the Offer, and you will retain all of your outstanding options with their current terms. If you are electing to exchange eligible options, you must send this entire Letter of Transmittal via electronic delivery, facsimile, regular mail, overnight courier or hand delivery using the following contact information:

Via Electronic Delivery:

        Scan the completed and signed Letter of Transmittal and e-mail it to tenderoffer@islecorp.com.

Via Facsimile:

        Isle of Capri Casinos, Inc., Attn: Dale R. Black, Fax. No. (314) 813-9480.

Via Regular Mail, Overnight Courier or Hand Delivery:

        Isle of Capri Casinos, Inc., Attn: Dale R. Black, 600 Emerson Road, Suite 300, St. Louis, Missouri 63141.

        You do not need to return your stock option agreements in order to effectively elect to accept the Offer.

        We intend to electronically confirm our receipt of your Letter of Transmittal within two (2) business days of receipt. If we fail to notify you of our receipt of your Letter of Transmittal, it will NOT affect the validity of your Letter of Transmittal. If you do not receive confirmation of our receipt, it is your responsibility to ensure that we have received your election.

        If you think the information regarding your eligible options set forth below is incorrect, or if you have any questions about the Offer, please contact either our Chief Financial Officer, Dale Black, at (314) 813-9327 or via e-mail to dale.black@islecorp.com, or our General Counsel, Ed Quatmann, at (314) 813-9313 or via e-mail to ed.quatmann@islecorp.com.

To:    Isle of Capri Casinos, Inc.

        I have received the Offer to Exchange dated September 5, 2008, this Letter of Transmittal, the Individual Statement of Options, the Tax Payment Election Form, the Form of Restricted Stock Agreement (the "Agreement") and the 2000 Long-Term Stock Incentive Plan (the "2000 Plan").

        Isle of Capri Casinos, Inc. ("Isle of Capri") has informed me that if I elect to participate in the Offer I will exchange all or part of my outstanding option grants that have an exercise price per share more than $10.00 ("eligible options") for certain shares of restricted stock or cash, as the case may be, as described in the Offer to Exchange, as set forth in the table of my eligible options contained in Annex A to this Letter of Transmittal. Isle of Capri has further informed me that each share of restricted stock will vest on the third anniversary of its date of issue. Isle of Capri has advised me that I must continue to provide service to Isle of Capri through the required vesting period to become entitled to retain the underlying shares of common stock vesting at the end of the vesting period. Isle of Capri has advised me that cash payments will not be subject to vesting or forfeiture.

        I have reviewed the table of my eligible options contained in Annex A, and I confirm that I hold the options listed. I have indicated by checking "Yes" and writing my initials adjacent to those eligible options listed in Annex A which options I am electing to exchange. By completing, signing and delivering this Letter of Transmittal, I hereby elect to exchange all of the eligible options I have so indicated. For each eligible option I have elected to exchange, Isle of Capri has informed me that I will receive, upon the terms and subject to the conditions in the Offer to Exchange and this Letter of Transmittal (which together constitute the "Offer"), an award for the number of shares Isle of Capri restricted stock or the amount of cash, as the case may be, set forth in the table in Annex A with respect to such eligible option. Isle of Capri has informed me that if I have returned a Letter of Transmittal in a timely fashion but have not indicated my election by checking either "Yes" or "No" and writing my initials next to any option grants in the table in Annex A that Isle of Capri will be entitled, in its sole discretion, either to (a) request that I return a new Letter of Transmittal indicating my election or (b) interpret my Letter of Transmittal to be an election to exchange all option grants listed in the table for which I have not checked "No."

        If, before the expiration of the Offer, I wish to exercise some or all of the eligible options I am electing to exchange, I acknowledge that I cannot do so unless I first properly withdraw this election to exchange in accordance with procedures set forth in Section 5 of the Offer to Exchange.

        I acknowledge that upon the occurrence of any of the conditions set forth in Section 7 of the Offer to Exchange, Isle of Capri may terminate or amend the Offer and postpone its acceptance and cancellation of any eligible options I elect for exchange.

        I acknowledge that the restricted stock will be subject to the terms and conditions set forth in the 2000 Plan and the terms of a Restricted Stock Agreement, which will constitute a contract between Isle of Capri and me. I have reviewed a form of this agreement provided to me. Isle of Capri will send me a final Restricted Stock Agreement (with all the blanks filled in) as promptly as practicable after the grant date.

        I hereby represent and warrant that I have full power and authority to elect to exchange the options exchanged hereby and that, when and to the extent such options are accepted for exchange by Isle of Capri, such options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such options will not be subject to any adverse claims. Upon request, I will execute and deliver any additional documents deemed by Isle of Capri to be necessary or desirable to complete the exchange of the options I am electing to exchange.

        All authority conferred or agreed to be conferred by this Letter of Transmittal shall not be affected by, and shall survive, my death or incapacity, and all of my obligations hereunder shall be binding upon my heirs, personal representatives, successors and assigns.

        By signing this Letter of Transmittal, I acknowledge that my election to exchange my eligible options pursuant to the procedure(s) described in Section 4 of the Offer to Exchange and in the instructions to this Letter of Transmittal will constitute my acceptance of the terms and conditions of the Offer. Isle of Capri's acceptance for exchange of options offered to be exchanged pursuant to the Offer will constitute a binding agreement between Isle of Capri and me, upon the terms and subject to the conditions of the Offer to Exchange and this Letter of Transmittal.

        I acknowledge that I expect no financial compensation from the exchange and cancellation of my options. I also acknowledge that in order to participate in the Offer I must be an eligible director or employee of Isle of Capri from the date when I elect to exchange my eligible options through the date when the shares of restricted stock are granted and otherwise be eligible to participate under the 2000 Plan. I further acknowledge that if I do not remain an eligible director or employee, I will not receive any shares of restricted stock or cash, as the case may be, or any other consideration for the options that I elect to exchange and that are accepted for exchange pursuant to the Offer.

        I hereby give up all ownership interest in the options that I elect to exchange, and I have been informed that they will become null and void on the date Isle of Capri accepts my options for exchange. I agree that I will have no further right or entitlement to purchase shares of Isle of Capri's common stock under the eligible options accepted by Isle of Capri for exchange or have any other rights or entitlements under such options. I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable on the date Isle of Capri accepts my options for exchange.

        I hereby expressly acknowledge that Isle of Capri has advised me to consult with my own advisors as to the legal and tax consequences of participating or not participating in the Offer.

 ANNEX A

ISLE OF CAPRI CASINOS, INC.

LETTER OF TRANSMITTAL
PURSUANT TO THE
OFFER TO EXCHANGE DATED SEPTEMBER 5, 2008

Director or Employee

Name:

IMPORTANT: For each of your outstanding eligible options listed below, please mark "Yes" if you wish to exchange the option for restricted stock or cash, as the case may be, or mark "No" if you do not wish to exchange the option and instead wish to retain the option with its current terms. Please write your initials next to each entry.

Option Number	Outstanding Stock Options	Exchange Ratio	Number of Shares of Restricted Stock	Cash Payment per Option Share	Total Cash Payment Upon Exchange	YES	NO	Initials

Please note that Isle of Capri will not issue any fractional shares of restricted stock. The applicable amounts in the column headed "Number of Shares of Restricted Stock" have been rounded to the nearest whole number.

Director or Employee Signature	Date and Time

Director or Employee Name Printed	E-mail Address

Daytime Telephone Number

 INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.
Delivery of Letter of Transmittal.    Isle of Capri Casinos, Inc. must receive your signed and dated Letter of Transmittal before the Offer expires, which is currently scheduled for midnight, Central Time, on October 2, 2008, unless the offer is extended. Any Letter of Transmittal received after that time will not be accepted. The method of delivery of any document is at your election and risk. If you choose to submit a Letter of Transmittal, your election will be effective upon receipt. If hand delivery is not feasible, we recommend that you send it via electronic delivery or facsimile, and then follow up with a telephone call or e-mail to confirm receipt by the deadline. If delivery is by mail, we recommend that you use registered mail with return receipt requested and properly insure your package. In all cases, you should allow sufficient time to ensure timely delivery.

  Isle of Capri will not accept any alternative, conditional or contingent offers to exchange options. All eligible directors and employees electing to exchange options, by execution of this Letter of Transmittal, waive any right to receive any notice of the acceptance of their election to exchange, except as provided for in the Offer to Exchange.

2.
Withdrawal of Election.    Elections to exchange made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. If the Offer is extended by Isle of Capri beyond that time, you may withdraw your election at any time until the extended expiration of the Offer. In addition, although Isle of Capri currently intends to accept your validly tendered options promptly after the expiration of the Offer, unless Isle of Capri accepts and cancels your tendered eligible options before midnight, Central Time, on October 2, 2008, unless the offer is extended, you may withdraw your tendered options at any time after the date they are validly tendered, until midnight, Central Time, on October 2, 2008, unless the offer is extended. To withdraw your tendered options, you must deliver a Notice of Withdrawal with the required information while you still have the right to withdraw the election. Withdrawal elections may not be rescinded and any eligible options withdrawn from the Offer will thereafter be deemed not properly tendered for purposes of the Offer. To re-elect to exchange options that you have withdrawn, you must again follow the procedures described in these Instructions to deliver a new Letter of Transmittal prior to the expiration of the Offer.

3.
Inadequate Space.    If the space provided in the Letter of Transmittal is inadequate, the information requested in the table in Annex A regarding which options are being elected for exchange should be provided on a separate schedule attached to the Letter.

4.
Signatures on this Letter of Transmittal.    If this Letter of Transmittal is signed by the option holder, the signature must correspond with the name as written on the face of the stock option agreement(s) to which the options are subject. If your name has been legally changed since your stock option agreement was signed, please submit proof of the legal name change.

  If this Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to us of the authority of that person so to act must be submitted with this Letter of Transmittal.

5.
Requests for Assistance or Additional Copies.    If you have any questions or need assistance, or would like to request additional copies of the Offer to Exchange or this Letter of Transmittal, please contact either our Chief Financial Officer, Dale Black, at (314) 813-9327 or via e-mail to dale.black@islecorp.com, or our General Counsel, Ed Quatmann, at (314) 813-9313 or via e-mail to ed.quatmann@islecorp.com. All copies will be furnished promptly at Isle of Capri's expense. You may also contact Isle of Capri by fax or through regular mail using the contact information listed above. You may also use the above contact information to overnight courier or hand deliver your correspondence to Isle of Capri.

6.
Irregularities.    All questions as to the number of shares subject to options to be accepted for exchange and the number of shares of restricted stock to be granted or cash to be paid, and any questions as to the form of documents and the validity (including eligibility and time of receipt), form and acceptance of any options elected to be exchanged will be determined by Isle of Capri in its sole discretion, which determinations shall be final and binding on all interested persons. Isle of Capri reserves the right to reject any or all elections to exchange options that Isle of Capri determines not to be in appropriate form or the acceptance of which may, in the opinion of Isle of Capri's counsel, be unlawful. Isle of Capri also reserves the right to waive any of the conditions of the Offer and any defect or irregularity in any election to exchange options, and Isle of Capri's interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No election to exchange options will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with an election to exchange options must be cured within such time as Isle of Capri shall determine. Neither Isle of Capri nor any other person is or will be obligated to give notice of any defects or irregularities in the election to exchange options, and no person will incur any liability for failure to give any such notice.

7.
Additional Documents to Read.    You should be sure to read the Offer to Exchange, this Letter of Transmittal, the Individual Statement of Options, the Tax Payment Election Form, the 2000 Plan and the Form of the Restricted Stock Agreement before deciding to participate in the Offer.

8.
Important Tax Information.    You should consult your own tax advisor and refer to Section 14 of the Offer to Exchange, which contains important federal income tax information.

9.
Data Privacy.    By accepting the Offer, you hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this document by and among, as applicable, Isle of Capri and/or any affiliate for the exclusive purpose of implementing, administering and managing your participation in the Offer.

  You have been advised that your employer, Isle of Capri and/or any affiliate may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the company, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the purpose of implementing, administering and managing Isle of Capri stock and other employee benefit plans and the Offer ("Data"). You have been advised that Data may be transferred to any third parties assisting in the implementation, administration and management of the Offer, that these recipients may be located in your country, or elsewhere, and that the recipient's country may have different data privacy laws and protections than in your country. You have been advised that you may request a list with names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in Isle of Capri's stock and other employee benefit plans and the Offer. You have been advised that Data will be held only as long as is necessary to implement, administer and manage your participation in the stock and other employee benefit plans and the Offer. You have been advised that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or if you are a resident of certain countries, refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative. You have been advised that refusing or withdrawing your consent may affect your ability to participate in the Offer.

10.
Acknowledgement and Waiver.    By accepting the Offer, you acknowledge that: (i) the Offer is established voluntarily by Isle of Capri, it is discretionary in nature and it may be extended, modified, suspended or terminated by Isle of Capri at any time, as provided in the Offer to Exchange; (ii) the grant of restricted stock or the payment of cash is voluntary and occasional and does not create any contractual or other right to receive future grants of restricted stock or options, or benefits in lieu of restricted stock or options, even if restricted stock or options have been granted repeatedly in the past; (iii) all decisions with respect to future grants under any Isle of Capri stock plan, if any, will be at the sole discretion of Isle of Capri; (iv) your acceptance of the Offer will not create a right to employment or be interpreted to form an employment agreement with Isle of Capri, its subsidiaries or its affiliates and will not interfere with the ability of your current employer, if applicable, to terminate your employment relationship at any time with or without cause; (v) your acceptance of the Offer is voluntary; (vi) the future value of Isle of Capri's shares is uncertain and cannot be predicted with certainty; (vii) the Offer, the exchanged options and the restricted stock or cash payments, as the case may be, are outside the scope of your employment contract, if any, and are not part of customary or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, or similar payments; (viii) if you accept the Offer and receive an award of restricted and obtain shares of Isle of Capri common stock pursuant to such award, the value of the shares acquired may increase or decrease in value; (ix) you have been advised of the risks associated with your participation in the Offer as described in "Certain Risks of Participating in the Offer" contained in the Offer to Exchange; and (x) no claim or entitlement to compensation or damages arises from diminution in value of any restricted stock you may receive as a result of participating in the Offer and you irrevocably release Isle of Capri and its subsidiaries and affiliates from any such claim that may arise.

11.
Tax Liability.    Regardless of any action that Isle of Capri, its subsidiaries or its affiliates take with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related withholding ("applicable withholdings"), you acknowledge that the primary liability for all applicable withholdings is and remains your sole responsibility and that Isle of Capri, its subsidiaries and its affiliates (i) make no representations or undertakings regarding the treatment of any applicable withholdings in connection with any aspect of the cancellation of eligible options or the grant of restricted stock or the payment of cash, as the case may be, the vesting of restricted stock and the delivery of shares of Isle of Capri common stock, the subsequent sale of shares of restricted stock of Isle of Capri and the receipt of any dividends; and (ii) do not commit to structure the terms of the Offer, including cancellation of the eligible options and/or the grant of restricted stock or the payment of cash, to reduce or eliminate your liability for applicable withholdings.

  You agree to pay or make adequate arrangements satisfactory to Isle of Capri, its subsidiaries and its affiliates to satisfy all applicable withholding obligations of Isle of Capri, its subsidiaries and its affiliates. In this regard, you authorize Isle of Capri, its subsidiaries and its affiliates to (i) sell or arrange for the sale of shares of Isle of Capri common stock that you acquire to meet the applicable withholding obligation, (ii) withhold shares of Isle of Capri common stock, provided that Isle of Capri only withhold the amount of shares of Isle of Capri common stock necessary to satisfy the minimum withholding amount, and (iii) withhold from your wages all applicable withholding obligations that are not satisfied by the means previously described. Finally, you agree to pay to Isle of Capri, its subsidiaries and its affiliates any amount of applicable withholdings that Isle of Capri, its subsidiaries and its affiliates may be required to withhold as a result of your participation in the Offer that is not satisfied by the means previously described.

12.
Electronic Delivery of Documents.    Any document relating to participation in the Offer or any notice required or permitted by the Offer to Exchange, this Letter of Transmittal or a Notice of

  Withdrawal shall be given in writing and shall be deemed effectively given only upon receipt by Isle of Capri. The Offer to Exchange, this Letter of Transmittal, a Notice of Withdrawal, a Tax Payment Election Form, an Individual Statement of Options, the Restricted Stock Agreement, the 2000 Plan and any other communications to option holders in connection with the Offer (collectively, the "documents") may be delivered to you electronically. In addition, you may deliver electronically to Isle of Capri this Letter of Transmittal or a Notice of Withdrawal. By executing this Letter of Transmittal, you acknowledge that you have read this instruction and consent to the electronic delivery of the documents. You acknowledge that you may receive from Isle of Capri a paper copy of any documents delivered electronically at no cost to you by contacting Isle of Capri by telephone or in writing using the contact information on the first page of this Letter of Transmittal. You further acknowledge that you will be provided with a paper copy of any documents if the attempted electronic delivery of such documents fails. Similarly, you have been advised that you must provide Isle of Capri with a paper copy of any documents if the attempted electronic delivery of such documents fails. You may revoke your consent to the electronic delivery of documents described in this instruction or may change the electronic mail address to which such documents are to be delivered (if you have provided an electronic mail address) at any time by notifying Isle of Capri of such revoked consent or revised e-mail address by telephone, postal service or electronic mail. Finally, you have been advised that you are not required to consent to electronic delivery of documents described in this Instruction.

13.
Governing Law and Documents.    The Letter of Transmittal is governed by, and subject to, United States federal and Delaware state law, as well as the terms and conditions set forth in the Offer to Exchange.

14.
Translations.    If you have received this or any other document related to the Offer translated into a language other than English and if the translated version is different than the English version, the English version will control.

QuickLinks

  Exhibit (a)(1)(B)
ISLE OF CAPRI CASINOS, INC. LETTER OF TRANSMITTAL PURSUANT TO THE OFFER TO EXCHANGE DATED SEPTEMBER 5, 2008
ANNEX A ISLE OF CAPRI CASINOS, INC. LETTER OF TRANSMITTAL PURSUANT TO THE OFFER TO EXCHANGE DATED SEPTEMBER 5, 2008
INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER